

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2023

Diamantis Andriotis
Chief Executive Officer
C3is Inc.
331 Kifissias Avenue
Erithrea 14561
Athens, Greece

> **Re: C3is Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted on January 25, 2023**
> **CIK No. 0001951067**

Dear Diamantis Andriotis:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment to Draft Registration Statement on Form F-1

Risk Factors
Charters at attractive rates may not be available when the charters for our vessels expire, which would have an adverse impact, page 36

1. Please disclose all material terms of your time charter agreements, including any provisions regarding termination of the agreements. In addition, please file the time charter agreements as exhibits to your registration statement, or tell us why you believe that you are not required to file such agreements. Refer to Item 601(b)(10) of Regulation S-K.

<u>You may experience future dilution as a result of future equity offerings and other issuances,
page 51</u>

2.   We note your disclosure regarding the risk of future dilution as a result of future equity
      offerings and other issuances of your common shares, preferred shares or other securities.
      Please include risk factor disclosure regarding the risk of dilution in connection with the
      potential conversion of the Series A Convertible Preferred Shares, if material.

      You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding
comments on the financial statements and related matters. Please contact Timothy S.
Levenberg, Special Counsel, at (202) 551-3707 or Laura Nicholson, Special Counsel, at (202)
551-3584 with any other questions.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Energy & Transportation

cc: Finn Murphy, Esq., of Goodwin Procter LLP